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                                                                  EXHIBIT (a)(3)
                              [BEACON LETTERHEAD]


November 4, 1999


Confidential
------------
Special Committee of the Board of Directors
Synthetic Industries, Inc.
309 LaFayette Road
Chickamauga, GA 30707

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view of the consideration to be received by the stockholders of Synthetic Industries, Inc. (the "Company") for all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Shares") in connection with the proposed acquisition of the Company by SIND Holdings, Inc. ("Acquiror") pursuant to a proposed Agreement and Plan of Merger, dated November 4, 1999 (the "Merger Agreement"), by and among Acquiror, SIND Acquisition, Inc. ("Sub") and the Company.

As more specifically set forth in the Merger Agreement, Sub will commence an offer (the "Proposed Tender Offer") to purchase all of the outstanding Shares at a price in cash of $33.00 per Share. Following consummation of the Proposed Tender Offer, Sub will be merged with and into the Company (or, at the election of Acquiror, the Company will be merged with and into Sub) (the "Proposed Merger" and together with the Proposed Tender Offer, the "Proposed Transaction") and each then outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Sub, Acquiror or any wholly-owned subsidiary of Acquiror or of the Company, and Shares as to which appraisal rights have been properly exercised under applicable law) will be converted into the right to receive, in cash, the amount paid for a Share pursuant to the Proposed Tender Offer.

Consummation of the Proposed Transaction is subject to the execution of the Merger Agreement by Acquiror, Sub and the Company, approval by the Company's Board of Directors and other terms and conditions in the Merger Agreement.

As part of our strategic advisory business, we engage in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, financings, principal investments and other purposes. In this regard we have been serving as financial advisor to the Company and have participated in certain of the negotiations relating to the Proposed Transaction.
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Synthetic Industries, Inc.
November 4, 1999
Page 2

In connection with our opinion, we reviewed, among other things, the Merger Agreement, Annual Reports to stockholders for the three years ended September 30, 1998, Annual Reports on Form 10-K of the Company for the six years ended September 30, 1998, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company, certain other communications from the Company to its stockholders and certain internal financial analyses and forecasts for the Company prepared by its management. We also held discussions with members of senior management of the Company regarding the past and current business, operations, financial condition and future prospects of the Company, reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information concerning the Company with similar information concerning certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the industries and markets we deemed relevant and performed such other studies and analyses as we considered appropriate.

For purposes of our opinion, we assumed and relied without independent verification on the accuracy and completeness of the financial and other information provided to us. We did not make an independent evaluation or appraisal of assets and liabilities of the Company or any of its subsidiaries and were not furnished with any such evaluation or appraisal.

Our opinion is provided to you for your information in connection with your consideration of the Proposed Transaction and does not constitute a recommendation to any stockholder of the Company. Our opinion is necessarily based on economic, market, financial and other conditions as they existed on, and could be evaluated as of, the date hereof.

Based on and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof the $33.00 per Share cash consideration to be received in the Proposed Transaction by the stockholders of the Company is fair to those stockholders from a financial point of view.

Very truly yours,


THE BEACON GROUP CAPITAL SERVICES, LLC

/s/  The Beacon Group Capital Services, LLC